UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s ID (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-held Company

MATERIAL FACT

Approval of the Amendment to the Judicial Reorganization Plan

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), pursuant to Article 157, paragraph 4, of Law No. 6,404/76 and to the provisions of CVM Instruction No. 358/02 and in addition to the Material Facts dated June 15, 2020 and August 13, 2020 and to the Notice to the Market dated August 12, 2020, informs its shareholders and the market in general that, on this date, the creditors of the Company and its subsidiaries Oi Móvel S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Portugal Telecom International Finance BV – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization (together, the “Reorganization Entities”), at the General Creditors’ Meeting regularly convened, approved the Amendment to the Reorganization Entities’ Judicial Reorganization Plan (the “Amendment to the JRP”), including negotiated changes, pursuant to Article 45 of Law No. 11,101/2005. The Amendment to the JRP will be submitted for the approval of the 7th Corporate Court of the District of the Capital of Rio de Janeiro (the “JR Court”), under the terms of the law.

The Board of Executive Officers believes that the approved Amendment to the JRP serves all stakeholders in a balanced manner and guarantees the operational viability, greater financial flexibility and efficiency and the sustainability of the Reorganization Entities, by implementing the Judicial Reorganization Plan and the Transformation Strategic Plan, repositioning Company and creating value for all its stakeholders.

The entirety of the approved Amendment to the JRP will be available to the shareholders at the Company’s headquarters and for download on its website (www.oi.com.br/ri) and also on the website of the Rio de Janeiro Court of Justice (www.tjrj.jus.br) as soon as it is filed with the JR Court by the Judicial Administrator for the Court’s approval, together with the minutes of the Reorganization Entities’ General Creditors’ Meeting held on this date and with the material presented during the Meeting. Copies of this material will also be available on the CVM’s Empresas.NET System (www.cvm.gov.br), in addition to the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br). An English translation will also be sent, as soon as possible, to the US Securities and Exchange Commission pursuant to Form 6-K, also after the aforementioned filing of the Amendment to the JRP with the JR Court.

The Company will keep its shareholders and the market informed of the development of the matter addressed in this Material Fact.

Rio de Janeiro, September 8, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This Material Fact contains forward-looking statements. Statements other than historical facts, including statements of the Company’s beliefs and expectations, business strategies, future synergies, cost savings, future costs and future liquidity, are forward-looking statements.. The words “will,” “must,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “predicts,” “plans,” “targets,” “objective,” “projects,” “forecasts” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current view of the Company’s management and are subject to various risks and uncertainties. These statements are based on several assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or people acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph. No undue reliance should be placed on these statements. Forward-looking statements speak only as of the date on which they were made. Except as otherwise required by federal securities laws of Brazil or of the United States, or by the rules and regulations of the CVM, the SEC, or applicable regulatory authorities of other countries, the Company and its affiliates do not have any intention or obligation to update or publicly announce the results of any revisions to any of its forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting forward-looking statements. However, it is advisable to consult other disclosures made by the Company on matters related to reports and communications filed by the Company within the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer